March 19, 2009
BY ELECTRONIC SUBMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	AptarGroup, Inc. File No. 1-11846 Definitive Proxy Statement on Schedule 14A
Ladies and Gentlemen:
     Transmitted herewith for filing by AptarGroup, Inc. (the “Company”) under the Securities Exchange Act of 1934 (the “Exchange Act”), are the Company’s notice of annual meeting, proxy statement and form of proxy card (collectively, the “Proxy Materials”). Pursuant to Rule 14a-6(m) under the Exchange Act, a cover page is included with the Proxy Materials. The Proxy Materials are being used in connection with the solicitation of proxies for the annual meeting of the Company stockholders to be held on May 6, 2009. The Proxy Materials will be released to stockholders on or about March 20, 2009. Pursuant to Rule 14a-6(i)(2), no fee is required to be paid in connection with this filing.
     The Company is submitting seven copies of the Company’s 2008 Annual Report to Stockholders (prepared on an integrated basis pursuant to General Instruction H to Form 10-K) with the Securities and Exchange Commission pursuant to Rule 14a-3(c) and (d).
     A copy of this letter, together with the Proxy Materials, are being delivered to the New York Stock Exchange.
     If you have any questions, please contact me at (815) 477-0424.
Very truly yours,
/s/ Matthew DellaMaria
Matthew DellaMaria
Vice President and Assistant Secretary
AptarGroup, Inc.
cc: New York Stock Exchange